UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Fortress Investment Group LLC
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

34958B106
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☑  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 34958B106
1	NAME OF REPORTING PERSON Michael E. Novogratz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ](b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 63,317,035(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 63,317,035(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,317,035(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.0%(2)
12	TYPE OF REPORTING PERSON IN

(1) This number represents (i) 42,970,021 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person in his personal capacity, (ii) 6,067,000 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person solely in his capacity as trustee of The Novogratz Family 2009 GRAT Family Trust, (iii) 9,560,000 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person solely in his capacity as trustee of The Michael Novogratz 2008 GRAT Family Trust, (iv) 2,085,000 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person solely in his capacity as trustee of The Novogratz Family 2008 GRAT Family Trust, (v) 2,358,949 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person solely in his capacity as trustee of The 2012 Novogratz GST Trust and (vi) 276,065 Restricted Share Units, each of which represents the right to receive one Class A share of the Issuer, which become vested as of January 1, 2014.  Each “Fortress Operating Group Unit” represents one unit of limited partner interest in each of Fortress Operating Entity I LP, FOE II (New) LP and Principal Holdings I LP.  The Reporting Person has the right, exercisable from time to time, to exchange each Fortress Operating Group Unit for one Class A share of the Issuer; provided, that one Class B share of the Issuer (which has no economic interest in the Issuer) is concurrently delivered to the Issuer for cancellation.

(2) Based on 180,192,207 Class A shares outstanding as of February 25, 2014, plus the number of Fortress Operating Group Units and Restricted Share Units beneficially owned by the Reporting Person.

Item 1.
(a)           Name of Issuer:

The name of the issuer is Fortress Investment Group LLC (the “Issuer”).

(b)           Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Item 2.
(a)	Name of Person Filing:

This statement is filed by Michael E. Novogratz.

(b)           Address of Principal Business Office:

The address of the principal business office of the Reporting Person is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

(c)	Citizenship:

Michael E. Novogratz is a United States citizen.

(d)           Title of Class of Securities:

Class A shares, par value $0.01 per share.

(e)           CUSIP Number:

34958B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The percentages used in this Item 4 are calculated based on 180,192,207 Class A shares outstanding as of February 25, 2014, plus the number of Fortress Operating Group Units and Restricted Share Units beneficially owned by the Reporting Person.

(a)           Amount beneficially owned:  63,317,035
(b)           Percent of class: 26.0%
(c)           (i)  Sole power to vote or direct the vote:  63,317,035
(ii) Shared power to vote or direct the vote:  0
(iii) Sole power to dispose or direct the disposition:  63,317,035
(iv) Shared power to dispose or direct the disposition:  0

The information set forth in footnotes (1) and (2) on the cover page to this statement is incorporated in this Item 4 by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2014

By:	/s/ Michael Novogratz
Name: Michael Novogratz

5